

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Slash Beauty, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	06/20/2018
Form of Organization:	Corporation
Physical Address:	57 W 57th St. Floor 3, New York, NY 10019
Issuer Website:	https://slashhair.com/

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Francois Viargues	Owner/Director – CEO	10/2017
Adrien Flammier	Owner/Director – Creative and Artistic Director	10/2017
Kerry Dacas Johnson	Director – Marketing and Digital Director	01/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Francois Viargues	Common Shares	48%
Adrien Flammier	Common Shares	48%

Description of Company's Business – §227.201(d)

Slash Haircare is a new haircare line for the 2020 women.

The mission of Slash is to make haircare on-the-go easy. We want to accompany women throughout their day – from the gym to work, home to dinner, near-to-far. We want to be in every woman's purse, making her excited for a 10-minute beauty break in her busy day. We created a curated multi-tasking line, with a limited number of 5 essentials.

All the products are TSA-friendly but larger than typical travel sizes, and easy to carry. The line is paraben free, sulfate free, cruelty free, and all of our formulas contain organic ingredients. We are very proud that our line is made in the USA.

Women love our on-the-go line and the products pop very well online – and they will pop on the retail shelves soon too.

The three founders have extensive experience in the haircare industry, covering all aspects from product development, to hairstyling, to marketing. We are passionate about hair and with different backgrounds in the beauty industry, we know what works and what does not.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	3

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as Slash Beauty, Inc. ("the Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

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Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Holder Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound

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investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personal and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company

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does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000	07/09/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

<u>Investments in Excess of Target Offering Amount – §227.201(h)</u>

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$100,000	First-Come First-Served

<u>Purpose and Intended Use of Offering Proceeds – §227.201(i)</u>

Purpose of the offering and description of intended use of funds:

The raise will be used to increase and scale the direct to consumer sales (e-commerce and Amazon) and to start recruiting a team for the upcoming retail distribution.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses	$1,000	$2,000
Portal Fees	$1,000	$4,000
Amazon Launch and Ads	$5,000	$10,000
Influencer Program	$3,000	$6,000
Instagram, Facebook, Google Ads	$15,000	$50,000
Social Media Content	$0	$8,000
Retail Store Launch Support	$0	$20,000
Total Proceeds:	**$25,000**	**$100,000**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **None**

<u>Investment and Cancellation Process – §227.201(j)</u>

Investment Process

1. Navigate to <u>www.fundopolis.com</u>
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.

4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering securities in the form of equity shares, which will be referred to as "Common Stock". The Stock issued by the company will be sold at $0.40 per share, with an overall Company valuation of approx. $4,000,000.00.

Ownership and Capital Structure – §227.201(m)

<u>The Offering:</u>

Company: Slash Beauty, Inc
Address: 57 W 57th St. Floor 3, New York, NY 10019
State of Organization: Delaware
Date Company was Formed: 06/20/2018

<u>The Terms:</u>

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $100,000
Security Type: Equity
Share Class: Common Stock
Prefunding Company Valuation: $4,000,000
Security Purchase Price: $0.40
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $100,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations: No

Company Valuation Method:

Slash Haircare leadership consulted with experienced beauty experts in start-up launches and exits to establish fair market valuation. We also performed an earning value assessment (discounted cash-flows). Each approach conclusion is that $4M is an equitable pre-seed valuation considering:

- Analysis: Comparable start-ups with similar market size and upside potential.
- Leadership: the determination, background, strategy, flexibility and experience of the current team.
- Market Position: The unique on-the go lifestyle positioning in a growing haircare industry.
- Execution: the past 2.5 years have shown the ability of Slash Haircare move forward quickly and achieve every milestone with success.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	15,000,000	10,000,000	Yes

Summary of differences between security offered and outstanding securities:

We offered SAFE (Simple Agreement for Future Equity) during the summer 2018 fundraising with a $3,200,000 cap and a discount rate ranging between 15% and 20%.

Capital Resources and Material Terms of Debt – §227.201(p)

The short-term debt is related to:

A loan between Slash Beauty Inc and its stockholders and co-founders for $136,000.00. The interest rate is 1.00% and the term is July 12, 2021. There is loan agreement and related addendum's.
- loan 7/12/2018: $3,000
- first addendum 2/11/2019: $60,000 increase
- second addendum 6/13/2019: $50,000 increase
- third addendum 8/2/2019: $6,000 increase
- fourth addendum 9/6/2019: $8,000 increase
- fifth addendum 10/24/2019: $4,000 increase
- sixth addendum 12/3/2019: $5,000 increase

The 2019 interests related to the loan for $901.48

The credit card balance as of 12/31/2019 for $6,744.41

The long-term debt amounts $64,849 and is related to the SAFE (Simple Agreement for Future Equity) raised during the summer of 2018. The valuation cap is $3,200,000.00 and the discount range between 20% and 25%. The investors are business angels.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

Date: 07/14/2018

Type: Reg D SAFE

Type of Securities Offered: Future Equity

Amount: $64,849

Use of Proceeds:
Valuation cap of $3,200,000 and discount ranging between 20% and 25%.

The funds were used for financing:

- the R&D
- the production costs of our haircare products manufactured in the US: purchase of the components and payment of the plant for the production
- the digital advertising when we started selling online in September 2019

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

From October 2017 to December 2019, Slash Haircare used $260,000 in cash:

$125,000 in Marketing:

- Brand name: an amazing name: SLASH... because the "/" symbols fits well our 2 heroes:
  - Our clients, who are very active/ playing sport/ working/ taking care of the kids/ travelling/ hanging out with their friends/...
  - Our products, which are: easy to use/ easy to carry/ with instant result/ paraben and sulfate free/ no animal testing/

made with organic ingredients/ made in the US/ TSA-complaint/...

- Branding, positioning, packaging: Strategy of the brand and a top packaging in line with our DNA. The products pop on the shelves and online and they show the energy of the brand.
- Social media content (photo-shoot...): 5 how to videos, 1 brand video, thousands of photos.
- Influencer program: We work with the best agencies (like Octoly) to connect and partner with beauty influencers.
- Website: The website is in line with the color and graphic code of the brand and very easy to navigate.
- SEO/ SEM (FB/ Intagram and Google Ads): Facebook/ Instagram ads and Google ads in order to reach the prefect audience on the social medias
- Marketing Fees: Some limited marketing fees since we have most of the knowledge in house.

$100,000 in cost of goods for the 5 sku's

- We work with a renowned haircare lab, based in the US.
- We manufactured 5,000 units for each of the 5 sku's.

$35,000 in admin: Legal fees, trademark, insurances, beauty summits...

Thanks to the budget allocation we were able to create the brand in 2.5 years and get a successful launch in September 2019. Main milestones:

- September 2017: Co-founders kick-off meeting.
- October 2017 to Jan 2019: R&D
  - Test of the prototypes with 100 American women in August 2018, to get a first feed-back and update the formulas accordingly.
- March to June 2018: Branding, positioning, packaging, naming.
- January to June 2019: Sourcing of the packing and production.
- September 2019: Launch DTC + in our Artistic Director salon in SF.

Financial Projections:

The sales projections are $1M in 2020, $3.5 in 2021, $9M in 2022 and $22M in 2023.

In 2020 70% of the sales are expected online (e-commerce and Amazon). The retail sales in Beauty stores, sport clubs and travel stores will start in September 2020.

Our goal is to leverage and scale the online sales during the first half of 2020.

The funds raised through Fundopolis will be allocated to:
- Grow the online sales (e-commerce and Amazon) through:
    - Social media advertisement: Ads on Instagram, Facebook, Google and Amazon. We will take advantage of the over 3% conversion rate in our website and our 12% returning customers rate to go on decreasing the customer acquisition cost.
    - The influencers program to increase the online visibility and the brand recognition.
- Start the Retail strategy in September 2020, with a dynamic sales and education strategy, to boost both the sell in and the sell through.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.

period of 120 days after said termination (the "**Repurchase Period**") to repurchase from Purchaser or Purchaser's personal representative, as the case may be, at the lower of (i) $0.0001, or (ii) the Fair Market Value per share of such Restricted Stock as of the date of repurchase (such lower price, the "**Option Price**"), up to but not exceeding the number of shares of Restricted Stock that have not vested in accordance with the Vesting Provisions as of such termination date. The Repurchase Option shall be exercised as provided in Section 6(b). For purposes of the Repurchase Option, the "**Fair Market Value**" shall mean the value of the Restricted Stock as determined in good faith by the Company's Board of Directors. The term of the Repurchase Option shall be extended to such longer period (A) as may be agreed to by the Company and the Purchaser, or (B) as needed to ensure the stock issued by the Company does not lose its status as "qualified small business stock" under Section 1202 of the Code (as defined below). **Purchaser acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Purchaser acknowledges and understands that, in the event that the Company repurchases shares, the repurchase price may be less than the price Purchaser originally paid and that Purchaser bears any risk associated with the potential loss in value.**

(b)   Exercise of Repurchase Option. The Company, or any assignee or assignees of the Company, may exercise the Repurchase Option by giving notice to the holder of the Restricted Stock during the Repurchase Period in writing. Notwithstanding the foregoing, the Company shall be deemed to have exercised the Repurchase Option as of the last day of the Repurchase Period, unless an officer of the gives notice to the holder of the Restricted Stock during the Repurchase Period in writing that the Company expressly declines to exercise its Repurchase Option for some or all of the Restricted Stock. Upon exercise of the Repurchase Option, the Company shall pay to the holder of the Restricted Stock the Option Price for the shares of Restricted Stock being repurchased. The Company shall be entitled to pay for any shares of Restricted Stock purchased pursuant to its Repurchase Option at the Company's option in cash or by offset against any indebtedness owing to the Company by Purchaser (including without limitation any Note given in payment for the Restricted Stock), or by a combination of both. Upon exercise of the Repurchase Option and payment of the purchase price in any of the ways described above, the Company shall become the legal and beneficial owner of the Restricted Stock being repurchased and all rights and interest in or related to the Restricted Stock, and the Company shall have the right to transfer to its own name the Restricted Stock being repurchased by the Company, without further action by Purchaser. The certificate(s) representing the shares of Restricted Stock that have been repurchased by the Company shall be delivered to the Company. It is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Restricted Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Restricted Stock.

(c)   Adjustments to Restricted Stock. If, from time to time, during the term of the Repurchase Option there is any change affecting the Company's outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Purchaser is entitled by reason of Purchaser's ownership of Restricted Stock shall be immediately subject to the Repurchase Option and be included in the meaning of "Restricted Stock" for all purposes of the Repurchase Option with the same force and effect as the shares of the Restricted Stock presently subject to the Repurchase Option, but only to the extent the Restricted Stock is, at the time, covered by such Repurchase Option. While the total Option Price shall